



Curt Lewis · 3rd

IT Consultancy with extensive Cloud, Security, Data Center experience providing Scalable and Sustainable Solutions Worldwide. FMS also assist companies in acquiring FDA/EUA certifications

Santa Cruz, California, United States ·

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FMS GLOBAL, LLC

 **University of Southern California**

Experience

FOUNDING PARTNER/SENIOR PRINCIPAL

FMS GLOBAL, LLC · Contract
Jul 2016 – Present · 5 yrs 2 mos
Carlsbad, California, United States

The Consultancy specializes in (FBI) Finance, Business and Insurance, High Technology (B2B/B2C Retail) Medical/Pharmaceutical, and FED Business Sector for over (30) years. Members have held CEO/COO Leadership roles in Sales/Marketing/Engineering with both Start Ups & Fortune/Global 100 companies.
FMS maintains C/Suite Relationships and extensive Vertical Marketing Access and Knowledge

CEO/Founding Partner

Xtream Data Centers (formally ADC), Sacramento, CA
Dec 2012 – Jun 2016 · 3 yrs 7 mos
Sacramento, California Area

Build new DC Campus in Sacramento. Raised capital for land
acquisition & DC construction.
•Developed new DC Facility when completed would become
the largest Tier 3 DC in the CA. ...see more



SVP, Strategic Sales & Marketing

NTT Communications
2008 – 2012 · 4 yrs
San Jose, California

Responsible for North American Sales:
Finance/Banking/Insurance, M&E, Healthcare & High Tech
- Consistently exceeded revenue targets and led all Business
Units in the US/APAC and UK/EMEA ...see more



Vice President, US & APAC Sales

Cloudmark
2007 – 2008 · 1 yr
San Francisco Bay Area

Responsible for US & APAC Sales: Service Providers &
Enterprises including NTT Comm, KDDI, SoftBank, AMEX and
IBM
...see more

VP Strategic Sales

SAVVIS Communications
2004 – 2007 · 3 yrs
Silicon Valley, California

Led Strategic Teams pursuing COLO, Managed/Security
Services offering in CDN & DDoS Mitigation
- Sales revenue consistently exceeded @ 190% of annual goal
resulting in three Presidents Clubs ...see more

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Education



University of Southern California

Bachelor of Science (BS), Computer Science

San Francisco International University/USC Joint





Degree Program

Master of Business Administration (MBA), Marketing